UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       March 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Interim Financials for the 9-month period ended January 31, 2003 (unaudited)

2.

Press Release dated March 7, 2003

3.

Press Release dated March 27, 2003

4.

Press Release dated April 3, 2003

5.

Press Release dated April 7, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated  April 9, 2003         Signed: /s/ Christopher Dyakowski

                                                   Christopher Dyakowski, Director

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED)

NOTES TO US READERS

These consolidated financial statements have been prepared according to Canadian GAAP.  For US GAAP reconciliation please refer to the audited consolidated financial statements for the years ended April 30, 2002 and 2001.

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2003

(UNAUDITED)

ASSETS

	Jan. 31 2003	April 30 2002
CURRENT
Cash and short term investments	$ 1,061,877	$ 312,369
Trust fund	216	-
GST receivable	31,122	5,681
Accounts receivable	233,380	-
Prepaid expenses	36,676	-
	1,363,271	318,050

CAPITAL ASSETS, net of accumulated amort. $29,460 (2002 - $17,242)	33,586	29,422
PROPERTY, PLANT AND EQUIPMENT (Note 4)	467,128	228,390
MINERAL PROPERTIES (Note 5)	5,718	5,718
DEFERRED EXPLORATION COSTS	1,651	554
	$ 1,871,354	$ 582,134

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 72,780	$ 15,988
Due to related parties	3,409	8,236
Current portion of long-term debt (Note 6)	43,125	18,750
	119,314	76,724
CONVERTIBLE DEBENTURES (Note 6)	-	33,750
	119,314	76,724

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	$ 4,318,136	$ 2,412,874
DEFICIT	(2,566,096)	(1,907,464)
	1,752,040	505,410

	$ 1,874,354	$ 582,134

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“William Schmidt”

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED JANUARY 31, 2003

(UNAUDITED)

	3 months ended January 31,	9 months ended January 31,
	2003	2002	2003	2002
REVENUE
Production, net of Royalties	$ -	$ 81,275	$ -	$ 248,912

OPERATING EXPENSES	-	82,378	-	227,477
Amortization and depletion	-	26,258	-	58,211
	-	108,636	-	285,688

GROSS OPERATING COSTS	-	(27,361)	-	(36,776)

EXPENSES
Amortization	4,261	-	12,219	-
Business promotion and development	-	459	1,728	22,761
Consulting fees	264,057	135,741	340,663	212,946
Filing fees	12,009	2,000	17,859	10,323
Interest and bank charges	275	1,678	844	331
Interest on long term debt	1,304	1,269	3,912	2,193
Management fees	18,736	13,652	63,676	53,537
Public relations and shareholder Information	31,653	284	32,299	37,923
Rent	13,200	9,750	27,015	24,466
Telephone, fax and internet	1,914	683	5,524	2,366
Transfer agent	1,472	1,017	7,264	5,192
Travel, meal and entertainment	3,891	381	9,001	3,763
	363,118	185,558	658,632	429,512

NET LOSS FOR THE PERIOD	(363,118)	(212,919)	(658,632)	(466,288)

DEFICIT, BEGINNING OF PERIOD	(2,202,978)	(1,064,360)	(1,907,464)	(810,991)

DEFICIT, END OF PERIOD	$(2,566,096)	$(1,277,279)	$2,566,096)	$(1,277,279)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD

(Formerly San Telmo Resources Ltd).

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JANUARY 31, 2003

(UNAUDITED)

	3 months ended January 31,	9 months ended January 31,
	2003	2002	2003	2002
OPERATING ACTIVITIES

Net loss for the period	$ (363,118)	$ (212,919)	$ (658,632)	$ (466,288)
Add items not involving cash:
Amortization	4,261	26,258	12,219	58,211
Cash provided (used) by net Changes in non cash working Capital items	(303,010)	8,541	(243,532)	39,970
	(661,867)	(178,120)	(889,945)	(368,107)

FINANCING ACTIVITIES

Shares issued for cash	1,905,262	200,000	1,905,262	209,600
Share subscriptions	(487,991)	225,000	-	225,000
Shares issued for acquisition Of subsidiary (Note 3)	-	-	-	969,991
Bank credit line	-	60,000	-	130,000
Repayment of debentures	-	(5,524)	(9,375)	(5,631)
	1,417,271	479,476	1,895,887	1,528,960

INVESTING ACTIVITIES

Proceeds from sale of oil and gas property	77,000	-	77,000	-
Deferred exploration costs	(952)	-	(1,097)	(357)
Capital assets acquired	(3,663)	-	(16,383)	(562)
Property, plant and equipment	(302,327)	(151,390)	(315,738)	(151,390)
Acquisition of mineral properties	-	(5,000)	-	(5,000)
Acquisition of subsidiary (Note 3)	-	-	-	(1,029,946)
	(229,942)	(156,390)	(256,218)	(1,187,255)

INCREASE (DECREASE) IN CASH	525,462	144,966	749,724	(26,402)

CASH, BEGINNING OF PERIOD	536,631	20,081	312,369	191,449

CASH, END OF PERIOD	$ 1,062,093	$ 165,047	$ 1,062,093	$ 165,047

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE OF OPERATIONS

The Company is in the business of acquisition, exploration and development of oil and gas properties and mineral resources properties.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited financial statements follow the same accounting policies and methods as the most recent audited annual consolidated financial statements.  These statements should be read in conjunction with the most recent audited annual consolidated financial statements.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of these consolidated financial statements involves the use of estimates based on careful judgment.  The consolidated financial statements have, in management’s opinion, being prepared within reasonable limits of materiality using the significant accounting policies noted below:

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, San Telmo Energy Inc. (formerly known as Cobra Quest Petroleum Inc.). All significant intercompany transactions have been eliminated.

b)

Property, Plant and Equipment

The company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

Property, Plant and Equipment – continued

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assed periodically to ascertain weather impairment has occurred.  When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

No ceiling test assessment is made within the first 24 months after a property is acquired, unless a permanent impairment in the ultimate recoverable amount has been determined.

No depletion is calculated as there was no production during the nine month period ended January 31, 2003

c)

Mineral Properties and Exploration costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

c)

Mineral Properties and Exploration costs - continued

When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition.  The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

d)

Amortization

Capital assets are amortized over their estimated useful lives under the declining balance method at the following rates:

Office furniture and equipment

20%

Computer hardware

30%

Computer software

            100%

Further, only one-half of the amortization is taken on assets acquired during the period.

a)

Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow.  They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

f)

Fair Market Value of Financial Instruments

The carrying value of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate fair market values because of the short-term maturity of these instruments.

a)

Stock Compensation Plans

No compensation expense is recognized for stock option plans when stock options are issued to employees and directors.  Any consideration paid by them on exercise of stock options is credited to share capital.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

      Loss per Share

Loss per share has been calculated based on the weighted average number of shares (including escrowed shares) outstanding during the period.  Fully diluted loss per share is not presented as the exercise of warrants and options is antidilutive.

3.

ACQUISITION OF SUBSIDIARY

Effective July 10, 2001 the Company acquired all the issued shares of San Telmo Energy Corp. (previously known as Cobra Quest Petroleum Inc.) in consideration for 277,141 (1,939,983 before reverse stock split) common shares of the Company. The acquisition was accounted for by the purchase method and these consolidated financial statements include the results of operations from the date of acquisition.

The net assets acquired were as follows:

Assets acquired:

Accounts receivables	$ 83,366
Deposit and prepayment	10,000
Property, plant and equipment	689,224
782,590

Liabilities assumed:

Accounts payable	44,123
Convertible debentures	63,750
Due to related parties	115,925
Site restoration costs	39,200
262,998

Net assets	519,592

Goodwill on consolidation written off During the year ended April 30, 2002	510,354

$ 1,029,946

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

3.

ACQUISITION OF SUBSIDIARY - continued

Consideration:

       Shares issued

       $

969,991

       Acquisition costs

              59,955

       $ 1,029,946

1.

PROPERTY, PLANT AND EQUIPMENT

                Jan. 31,        April 30,

                  2003            2002

Petroleum and natural gas rights and

leases

            $   467,128    $ 228,390

Less:  accumulated depletion

               -                   -

Net carrying value

            $   467,128    $ 228,390

a)

Bellshill Property

During the year ended April 30, 2002 the Company disposed of its petroleum and natural gas rights in Alberta for $625,000.

b)

Petroleum and Natural gas Leases (“P & NG”)

During the year ended April 30, 2002 the Company’s wholly owned subsidiary acquired three 5 year P & NG leases in the Province of Alberta for $100,040.

During the period, the Company disposed of 50% working interest in one P & NG lease for $77,000

c)

Participation Agreement with Canscot Resources Ltd

Pursuant to an agreement with Canscot Resources Ltd. (“Canscot”) dated December 12, 2001 the Company’s wholly owned subsidiary agreed to participate in drilling Canscot et al Timeu 6-6-64-4 well (“well”) in the province of Alberta.  Canscot holds a 50% working interest in certain lands and 25% working interest in others.  The Company has agreed to acquire 50% of Canscot’s interest in consideration for agreeing to reimburse Canscot for 50% of Canscot’s share of all sunk costs associated with the lands which amounted to $67,500 (paid).  Further, the Company has agreed to pay 25% of all costs incurred in the well.  During the year ended April 30, 2002 $60,850 was paid by the Company in respect of drilling and related costs.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANAURY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

PROPERTY, PLANT AND EQUIPMENT - continued

a)

Participation and Earning Agreement with Integra Resources Ltd

Pursuant to the agreement with Integra Resources Ltd. dated November 4, 2002 the Company’s wholly owned subsidiary agreed to participate in the drilling of a test well in the Mahaska area of Alberta to earn 30% of all production from the test well.  The Company agreed to pay 50% of the total costs incurred in licensing, lease preparation, drilling to contract depth, logging, testing and either casing or abandonment of the test well.

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

  Jan 31,

     April 30,

2003

   2002

Mineral Properties:

Cherry and Notfa Properties

$

-

$

-

Argentina Properties

1,318

1,318

Northern Quebec claims

4,400

4,400

$

5,718

$

5,718

  Jan 31,                         April 30,

2003

 2002

Deferred Exploration Costs:

Cherry and Nofta Properties

$

-

$

-

Argentina Properties

1,651

554

$

1,651

$

554

a)

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CID-95 situated in the Province of Santa Cruz, Argentina.  As consideration, the Company paid US $10,000.  The Company further acquired a 100% undivided interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina.  Nine of these mineral properties were abandoned by the Company by April 30, 2001.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

b)

Cherry and Notfa Properties

The Company staked all together thirty-six units of mineral claims in the Cherry and Notfa properties, in the Kamloops Mining Division, British Columbia, at a cost of $4,159.  During the year ended April 30, 2002 management abandoned these claims, and the acquisition costs of $4,159 were written off.

c)

Northern Quebec Claims

During the year ended April 30, 2002, the Company staked 44 units of claims in the Superior Archean Crator in Northern Quebec at the cost of $4,400.

6.

CONVERTIBLE DEBENTURES

The debentures are redeemable, convertible into common shares of the Company, unsecured, bear interest at 12% per annum calculated semi-annually and are repaid in semi-annual installments of various amounts.  The payees have the right to convert the principal owing into common shares on the September 1 anniversary dates at the conversion rates of one common share for every $1.25, $1.56 and $1.95 of principal outstanding on September 1, 2001, 2002 and 2003 respectively.  The Company can redeem the debentures at any time after August 31, 2001, with the payees having the option to be paid out or convert to common shares at conversion rates indicated above.

Jan.31,                             April 30,

2003

2002

Amount

$

43,125

       $

    52,200

Current portion

43,125

               18,750

Long-term portion

$

-

       $

    33,750

7.

SHARE CAPITAL

During the year ended April 30, 2002 the Company’s issued and outstanding shares had been subdivided on the basis of two new common shares for every one share previously outstanding.  The authorized share capital had been increased from 20,000,000 to 40,000,000 common shares without par value.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL - continued

Pursuant to a special resolution passed by the shareholders on July 9, 2002, the Company’s issued and outstanding shares were consolidated on the basis of one new share for every seven shares previously outstanding (reverse stock split). The authorized share capital was increased from 5,714,286 shares, after the reverse stock split, to 100,000,000 shares without par value.

a)

Authorized

100,000,000 (after reverse stock split) common shares without par value.

b)

Issued and fully paid

Number of Shares

       Amount

Balance, April 30, 2001

1,279,714

$

1,030,826

Issued pursuant to acquisition of

San Telmo Energy Inc.

277,141

969,991

Issued pursuant to exercise of

warrants

187,143

209,600

Issued pursuant to flow-through

shares

142,857

202,457

Balance, April 30, 2002

1,886,855

2,412,874

Issued pursuant to private placement

5,774,690

2,050,376

Share issuance costs

-

(145,114)

Balance, January 31, 2003

7,661,545

$

4,318,136

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL - continued

c)

Shares Held In Escrow

As at January 31, 2003, 176,036 shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.  These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the reverse stock split) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 214,286 (after reverse stock split) shares may be released in any twelve month period.  Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.  However, the holders of the escrowed shares shall not be obligated to transfer or surrender these shares in the event that they cease to be the principal, or on the event of their death or bankruptcies.

d)

Warrants

As at January 31, 2003, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
10,286 142,857 200,000 4,500,000	$3.50 $1.96 $0.32 $0.18	August 30, 2003 February 5, 2004 November 14, 2004 October 31, 2004

e)

Stock Options

As at January 31, 2003, the following stock options were outstanding:

Number of shares	Exercise Price	Expiry Date
638, 000	$0.75	November 8, 2007

During the period the stock options for 92,857 and 32,857 shares, at the exercise prices of $1.33 and $1.05 per share respectively, were cancelled.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

RELATED PARTY TRANSACTIONS

a)

During the nine month period ended January 31, 2003, the Company paid $119,910 (2002 - $54,878) for management fees to two companies controlled by two directors.

b)

During the period ended January 31, 2003 the Company paid $33,864 (2002 – $21,402) for legal fees and disbursements to a firm controlled by a director.

c)

During the period ended January 31, 2003, the Company paid $67,500 (2002 – $119,180) for consulting fees to two companies controlled by a director and an officer of the company.

d)

The amounts due to related parties are non-interest bearing, unsecured and are repayable upon demand.

COMPARATIVE FIGURES

The comparative figures in the consolidated balance sheet are in respect of the audited consolidated balance sheets of the Company and its wholly-owned subsidiary for the year ended April 30, 2002.

The comparative figures in the consolidated statements of operations and deficit, and cash flows are in respect of the unaudited consolidated statements of the Company and its subsidiary for the three month period and nine months ended January 31, 2002, the subsidiary being acquired effective July 11, 2001.

1

CHANGE OF NAME

The company changed its name from San Telmo Resources Ltd. to San Telmo Energy Ltd. on August 15, 2002.

2

SUBSEQUENT EVENT

20,490 shares were issued on March 7, 2003, at a deemed price of $1.83 per share, in settlement of an outstanding amount of $37,497.

SAN TELMO ENERGY LTD. - NEWS RELEASE

The Company is pleased to announce that it has settled a debt in the amount of $25,000 US by the issuance of 20,490 shares at a deemed price of $1.83 Cdn. The said shares are subject to a resale restriction up to July 4, 2003. In addition, as the creditor is a U.S. resident, the shares will be subject to U.S. restrictions.

FOR FURTHER INFORMATION

Primoris Group

(877) 772-9286

STU@PrimorisGroup.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the Private

Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY ANNOUNCES DRILLING COMMITMENT ON “NISKU”

PROSPECT

Calgary, Alberta, March 27, 2003 - San Telmo Energy (TSX-V: STU) announced today that the company and partners have entered into a drilling commitment whereby they will earn a 100% working interest in one section of land in the West Pembina area. The prospect is a Nisku Pinnacle Reef identified through proprietary seismic data. San Telmo Energy is the operator.

Reefs along this trend and within a six-mile radius of the San Telmo prospect area have produced a minimum of 1-million barrels and up to 13-million barrels of oil each. Production typically ranges from 1,000 - 5,000 barrels of oil per day.

“By augmenting our lower-risk exploration projects with high-impact plays such as Nisku, we are able to leverage our portfolio while mitigating downside risk,” said Brian Bass, President and CEO of San Telmo Energy. “As well, successful high-impact projects will allow us to continue our aggressive strategy of increasing production through exploration.”

The drill program will test the Nisku formation to a target depth of 3,025 Meters (10,000 feet). The site is currently being surveyed and the well is scheduled to spud within a few weeks.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team.

Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo

Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company. The company has 7,661,545 shares issued and outstanding and is publicly traded under the symbol “STU”.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

Or the company website at www.santelmoenergy.com <http://www.santelmoenergy.com>

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

APRIL 3, 2003

The Company is pleased to announce that it has completed one of the non-brokered private placements announced on February 24, 2003 in the amount of 416,667 shares at a purchase price of $1.20 U.S. per share. These shares are subject to a hold period which expires on August 3, 2003.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private

Securities Litigation Reform Act of 1995, regarding San Telmo Energy business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

April 7, 2003

San Telmo Energy Ltd. (STU: TSX-V, STUOF: OTC BB) announces a non-brokered private placement for proceeds of US$500,000. The placement is for 333,333 shares at a price of US$1.50 per common share. There is a finder’s fee payable in connection with this placement.

The private placement is subject to approval on the TSX Venture Exchange.

On Behalf of the Board,

George Stubos

Director

San Telmo Energy Ltd.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

Or the company website at www.santelmoenergy.com <http://www.santelmoenergy.com>

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour”

provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.